Exhibit 99.1

Indivior To Participate in Jefferies Investor Event on November 21st

Slough, UK, and Richmond, VA, November 20, 2023 - Indivior PLC (LSE/NASDAQ: INDV) today announced that it will participate in the following investor event:

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Jefferies Investor Event (Indivior CEO Fireside Chat) – Virtual
Mark Crossley, Chief Executive Officer, will participate in a fireside chat at 9:00 a.m. US Eastern Time on November 21st.  The fireside chat will be publicly available and can be accessed using the following weblink:
Webcast link

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com

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